UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 6, 2009

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit	Description

1.01	CDC Software Corporation Announces Pricing of its Initial Public Offering

1.02	CDC Software Chief Executive Officer to Ring the NASDAQ Stock Market Opening Bell

1.03	CDC Software to Hold Second Quarter 2009 Earnings Call on August 18, 2009 at 8:00 AM EDT

1.04	CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: August 18, 2009	By:	/s/ Peter Yip
	Name:	Peter Yip
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	CDC Software Corporation Announces Pricing of its Initial Public Offering

1.02	CDC Software Chief Executive Officer to Ring the NASDAQ Stock Market Opening Bell

1.03	CDC Software to Hold Second Quarter 2009 Earnings Call on August 18, 2009 at 8:00 AM EDT

1.04	CDC Software Reports 21 Percent and 45 Percent Increases in Adjusted EBITDA for the Second Quarter and First Six Months of 2009 Compared to Same Periods in 2008